EXHIBIT 99.3
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[LOGO - ABITIBI
        CONSOLIDATED]

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)



          ABITIBI-CONSOLIDATED Q3 OPERATING RESULTS CONTINUE TO IMPROVE
                Higher prices across all product lines and lower
                    overall costs help mitigate C$ strength

Q3 2004 HIGHLIGHTS
o   Sales of $1.53 billion              o   Overall, newsprint costs down $8/mt
o   Our average U.S. market                 ($15/mt in our North American mills)
    newsprint price up US$13/tonne      o   ABIoffset(TM) sales up 17.5%
    from Q2
o   EBITDA of $239 million, up 89%
    from Q3 2003; up 17% from Q2 2004



MONTREAL, OCTOBER 21, 2004 - Abitibi-Consolidated Inc. reported third quarter net earnings today of $182 million, or 41 cents a share, compared to a loss of $70 million, or 16 cents a share, recorded in the third quarter of 2003 and a loss of $79 million, or 18 cents a share in the second quarter of 2004. Included in the quarter's results was an after-tax gain of $194 million on the translation of currencies, namely the Company's US dollar-denominated debt, as well as a $5 million after-tax gain on sales of air emission credits; $6 million in income tax adjustment and a $1 million after-tax charge related to the Alma start-up. (see Table 1 of MD&A)

The operating profit in the third quarter was $82 million compared with an operating loss of $32 million in the same quarter of 2003. The major difference year-over-year is higher prices and sales levels for all of the Company's paper and wood products as well as lower operating costs. Negatively offsetting these results were a stronger Canadian dollar as well as increased cost in pension and other employee future benefits, energy and fibre. (see Table 2 of MD&A)

"We continued to chip away at production costs while prices for all of our products moved higher during the quarter, both sequentially and year-over-year," said President and Chief Executive Officer, John Weaver. "The recent newsprint price increase is taking hold in our North American order book, and when you combine seasonal tightness with a monthly industry average of 3.5% less domestic production, we're confident the fourth quarter will show additional market improvement. What's more, demand in international markets such as Europe, South America and Asia has improved significantly compared with last year."

CURRENCY
Compared to the third quarter of 2003, the Canadian dollar has appreciated by 6% against the US dollar. The Company estimates the unfavourable impact of this appreciation on its operating results to be approximately $35 million in the third quarter


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and $115 million for the first nine months compared to the same reporting periods of last year.

CAPEX
Capital expenditures during the quarter came in at $111 million, as PanAsia's Hebei project to construct a 330,000 tonnes newsprint mill outside of Beijing, China accounted for $50 million. To date, the US$300 million project is on budget and on schedule. As well the conversion at Alma, Quebec from newsprint to produce Equal Offset(R) was recently completed. The Company also continued its hydro modernization project at Iroquois Falls, Ontario and expects that to be complete in November.

"With the Alma project ramping up faster than originally anticipated, plans for the next Equal Offset(R) conversion are well underway," added Weaver. "So, while we continue to convert towards these products, we'll simultaneously grow revenues and margins. This, combined with Pan Asia's expansion plans in the Far East, will provide growth and returns to Abitibi-Consolidated."

A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern time). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint & uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of CAN $5.4 billion in 2003. The Company owns or is a partner in 27 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the US, the UK, South Korea, China and Thailand. With over 15,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of 17.5 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.

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CONTACTS:
---------

INVESTORS                                   MEDIA
Lorne Gorber                                Marc Osborne
Manager, Investor Relations                 Manager, Corporate Communications &
(514) 394-2360                              Media Relations
                                            (514) 394-2340


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FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.



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